Lehman Brothers Holdings Inc.
                           3 World Financial Center, 24th Floor
                                 New York, NY 10285


                            OFFICE  OF  THE GENERAL COUNSEL


                                                       July 10, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

       Attn:  Document Control--EDGAR

       Re:  SCHEDULE 13D AMENDMENT


Dear Commissioner:

        On behalf of Lehman Brothers Holdings Inc. and LB I Group Inc. (the "Reporting Person"), submitted in electronic form for filing, is an Amendment No.1 of a Schedule 13D relating to the Reporting Person's ownership of Common Stock of Polaris Industries Inc.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


                                           Very truly yours,

                                           /s/  Karen C. Manson
                                           --------------------
                                           Karen  C. Manson
                                           Vice President
                                           Secretary Enclosure

cc:   Polaris Industries Inc.
      New York Stock Exchange
      Pacific Stock Exchange

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Amendment No.1

Under the Securities Exchange Act of 1934

POLARIS INDUSTRIES INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

731068102
(CUSIP Number)

Karen C. Manson
Secretary
Lehman Brothers Holdings Inc.
3 World Financial Center, 24th Floor
New York,  New York  10285
(212) 526-1911
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

June 26, 1995
(Date of Event which Required Filing of This Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

SCHEDULE 13D
CUSIP NO. 731068102

 1.  Name of Reporting Person
     S.S. or I.R.S. No. of Above Person

     LB I Group Inc.

 2. Check the Appropriate Box if a Member of a Group (see instructions)

      (a)  [  ]
      (b)  [  ]

 3.  SEC Use Only


 4.  Source of Funds (see instructions)

      WC

 5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to
     Items 2(d) or 2(E)

      [   ]

 6.  Citizenship or Place of Organization

      Delaware

 7. Number of Shares Beneficially Owned by Each Reporting Person with Sole
       Voting Power

      0

 8. Number of Shares Beneficially Owned by Each Reporting Person with Shared
      Voting Power

      0

 9. Number of Shares Beneficially Owned by Each Reporting Person with Sole
      Dispositive Power

       0

10. Number of Shares Beneficially Owned by Each Reporting Person with Shared
      Dispositive Power

      0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
      (see instructions)

      [  ]


13.  Percent of Class Represented by Amount in Row (11)

      0%

14.  Type of Reporting Person (see instructions)

      CO, HC


SCHEDULE 13D
CUSIP NO. 731068102

 1.  Name of Reporting Person
      S.S. or I.R.S. No. of Above Person

      Lehman Brothers Holdings Inc.

 2. Check the Appropriate Box if a Member of a Group (see instructions)

      (a)  [  ]
      (b)  [  ]

 3.  SEC Use Only


 4.  Source of Funds (see instructions)

      WC

 5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to
      Items 2(d) or 2(E)

      [   ]

 6.  Citizenship or Place of Organization

      Delaware

 7. Number of Shares Beneficially Owned by Each Reporting Person with Sole
      Voting Power

      0

 8. Number of Shares Beneficially Owned by Each Reporting Person with Shared
      Voting Power

      0
 9. Number of Shares Beneficially Owned by Each Reporting Person with Sole
      Dispositive Power

      0

10. Number of Shares Beneficially Owned by Each Reporting Person with Shared
      Dispositive Power

      0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
      (see instructions)

      [  ]

13.  Percent of Class Represented by Amount in Row (11)

      0%

14.  Type of Reporting Person (see instructions)

      CO, HC



           This Amendment 1 filed by LB I Group Inc. and Lehman Brothers Holdings Inc. (collectively "Lehman") amends with respect to Lehman only, the cover page and Items 2 and 5 of the
Schedule 13D dated September 6, 1994 (the "Schedule 13D") relating to units of Beneficial Assignment of Class A Limited Partnership Interests ("BAC's") of Polaris Industries Partners L.P. (the "Partnership"), which was filed with the Securities and Exchange Commission on September 6, 1994, by Lehman Brothers Holdings Inc., EIP I Inc., EIP Holdings Inc. and Victor K. Atkins, Jr. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2.      Identity and Background.

           Item 2 is hereby amended to add the following:

           In December 1994 the Partnership converted to corporate form (the "Transaction") and EIP I Inc. and EIP Holdings Inc. exchanged their BAC's of the Partnership for an equal number of shares of common stock (the "Common Stock") of Polaris Industries Inc. ("Polaris"). It was Lehman's intention to hold the Common Stock for investment purposes.

          On February 14, 1995 EIP I Inc. and EIP Holdings Inc.
were each merged into LB I Group Inc.  Consequently, LB I Group
Inc. acquired, by operation of law, ownership of the Common
Stock.


Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended to add the following:

            On December 22, 1994, the Partnership was converted into a corporation and Lehman's BAC's were converted into 1,336,852 shares of Common Stock.

           Effective December 22, 1994, Lehman no longer acted together with Mr. Atkins for the purpose of acquiring, holding, voting or disposing of equity securities of the Corporation. Consequently, as of such date Lehman was no longer part of the Atkins "group" (as defined in rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended).

          On June 26, 1995 Lehman sold 600,000 of its shares of Common Stock in a private placement at a price per share of $37.50 and 600,000 shares in a registered secondary offering at a price per share of $35.62. The underwriter's green shoe over-allotment option of the remaining 136,852 shares was not exercised and will be either sold to the underwriter or directly to Fuji Industries Inc.



          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 26, 1995

                                          LB I GROUP INC.


                                          /s/ Karen C. Manson
                                          BY:--------------------
                                          Name: Karen C. Manson
                                          Title: Secretary


                                          LEHMAN BROTHERS HOLDINGS INC.


                                          /s/ Karen C. Manson
                                          BY:--------------------
                                          Name: Karen C. Manson
                                          Title: Secretary Vice President